UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated February 7, 2014: DryShips Announces Ocean Rig UDW Inc.’s Entry into Amendment and Restatement of $1.9 Billion Term Loan Facility.

This Report on Form 6-K, and the exhibit hereto, except for the section entitled "George Economou, Chairman and Chief Executive Officer of the Company commented" are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333- 190951) filed with the Securities and Exchange Commission on September 3, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: February 7, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS ANNOUNCES OCEAN RIG UDW INC.’S ENTRY INTO AMENDMENT AND RESTATEMENT OF $1.9 BILLION TERM LOAN FACILITY

ATHENS, GREECE – February 7, 2014 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig”), of offshore deepwater drilling services, today announced that Ocean Rig, and its wholly-owned subsidiaries, Drillships Financing Holding Inc. (“DFHI”), and Drillships Projects Inc., have entered into an Amendment and Restatement Agreement to the Credit Agreement dated as of July 12, 2013, as amended, among Ocean Rig, DFHI, Drillships Projects, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative and collateral agent which originally comprised of tranche B-1 term loans in an aggregate principal amount equal to $1.075 billion (“Tranche B-1 Term Loans”) and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million (“Tranche B-2 Term Loans”). Pursuant to the Amendment and Restatement Agreement, the existing Tranche B-2 Terms Loans have been refinanced with additional new Tranche B-1 Term Loans the result of which is that DFHI currently has approximately $1.9 Billion of Tranche B-1 Term Loans outstanding.

All Tranche B-1 Term Loans remain guaranteed by Ocean Rig and by certain existing and future subsidiaries of DFHI and are secured by certain assets, and by a pledge of the stock of DFHI and each subsidiary guarantor.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased with the successful closing of this important transaction which extends Ocean Rig’s debt maturities. We effectively refinanced the short-term tranche of the Term Loan B Facility with a fungible add-on to the long-term tranche. Post transaction, the entire $1.9 billion facility will mature not earlier than the third quarter of 2020.”

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 11 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 9 ultra deepwater drillships, one of which is scheduled to be delivered to the Company during 2014 and two of which are scheduled to be delivered during 2015. DryShips owns a fleet of 42 drybulk carriers (including newbuildings), comprising 12 Capesize, 28 Panamax and 2 Supramax, with a combined deadweight tonnage of about 4.4 million tons, and 10 tankers, comprising 6 Suezmax and 4 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the Nasdaq Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

4